

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

Thomas A. Lewis
Vice Chairman of the Board of Directors
Chief Executive Officer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, California 92025-3873

      Re: Realty Income Corporation
             Annual Report on Form 10-K
             Filed February 14, 2013
             File No. 001-13374

Dear Mr. Lewis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jennifer Gowetski

                  Jennifer Gowetski
                  Senior Counsel

cc: William J. Cernius
       Latham & Watkins